U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12-b25

                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                     0-17325

(Check One): []Form 10-K []Form 20-F []Form 11-K [X]Form 10-Q []Form N-SAR
        For Period Ended: March 31, 1998

           [ ] Transition Report on Form 10-K
           [ ] Transition  Report on Form 20-F
           [ ] Transition  Report on Form 11-K
           [ ] Transition  Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I  - REGISTRANT INFORMATION

ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
Full Name of Registrant


Former Name if Applicable

3-5 Audrey Avenue
Address of Principal Executive Office (Street and Number)

Oyster Bay, NY 11771
City, State and Zip Code
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Part II-Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Pat III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed date.


Part III-Narrative

Computer problems, now corrected, have caused delays in preparation. CEO and CFO travel schedules which had been set prior to the computer problems occuring had delay final review and approval.


Part IV-Other Information

1) Name and telephone number of person to contact in regard to this notification

James Griffin, Esq.          (516)               922-4170
-------------------------------------------------------------
    (Name)                (Area Code)       (Telephone Number)


Date: May 13, 1998


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.




Dated: May 13, 1998              By:  /s/ Noreen G. Wilson
                                      ---------------------
                                      Noreen G. Wilson, Vice President and Chief
                                      Financial Officer
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